UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alexander & Baldwin, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

014482103

(CUSIP Number)

Norman J. Harrison

Breeden Capital Management LLC

100 Northfield Street

Greenwich, Connecticut 06830

(203) 618-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 014482103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,874,649
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,874,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,874,649
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.53%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 014482103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 753,184
9. Sole Dispositive Power 0
10. Shared Dispositive Power 753,184

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 753,184
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.82%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 014482103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 507,214
9. Sole Dispositive Power 0
10. Shared Dispositive Power 507,214

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 507,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.23%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 014482103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 221,140
9. Sole Dispositive Power 0
10. Shared Dispositive Power 221,140

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,140
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .53%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 014482103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners Holdco Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 393,111
9. Sole Dispositive Power 0
10. Shared Dispositive Power 393,111

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,111
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .95%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 014482103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 393,111
9. Sole Dispositive Power 0
10. Shared Dispositive Power 393,111

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,111
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .95%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 014482103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,481,538
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,481,538

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,481,538
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.58%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 014482103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Breeden
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,874,649
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,874,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,874,649
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.53%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 15, 2008 (the “Schedule 13D”), relating to the common stock, without par value (“Common Stock”) of Alexander & Baldwin, Inc., a Hawaii corporation (the “Company”). Items 2 and 5 are hereby amended and restated.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being filed by and on behalf of Breeden Partners L.P., a Delaware limited partnership (the “Delaware Fund”); Breeden Partners (California) L.P., a Delaware limited partnership (the “California Fund”); Breeden Partners (California) II L.P., a Delaware limited partnership (the “California II Fund”); Breeden Partners Holdco Ltd., a Cayman Islands exempt limited company (“Holdco”), Breeden Partners (Cayman) Ltd., a Cayman Islands exempt limited company (“BPC”) (together with Holdco, the “Offshore Investors Fund”); Breeden Capital Partners LLC, a Delaware limited liability company (the “General Partner”); Breeden Capital Management LLC, a Delaware limited liability company (the “Advisor”); and Richard C. Breeden, a citizen of the United States of America (“Mr. Breeden”). The Delaware Fund, the California Fund, the California II Fund and the Offshore Investors Fund are herein sometimes referred to collectively as the “Fund.” The Fund, the General Partner, the Advisor and Mr. Breeden are herein sometimes referred to collectively as the “Reporting Persons.”

The address of the principal office of each of the Delaware Fund, the California Fund, the California II Fund, the General Partner, the Advisor and Mr. Breeden is 100 Northfield Street, Greenwich, CT 06830. The address of the registered office of Holdco and of BPC is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9002. Mr. Breeden is the Managing Member of the General Partner and the Advisor.

The Fund is principally involved in the business of investing in securities. The General Partner is principally involved in the business of serving as the general partner of the Delaware Fund, the California Fund and the California II Fund. The Advisor is principally involved in the business of providing investment advisory and investment management services to the Fund and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Fund.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on December 15, 2008, the Delaware Fund owned 221,140 shares of Common Stock both beneficially and as direct owner, representing approximately 0.53% of the outstanding shares of Common Stock; the California Fund owned 753,184 shares of Common Stock both beneficially and as direct owner, representing approximately 1.82% of the outstanding shares of Common Stock; the California II Fund owned 507,214 shares of Common Stock both beneficially and as direct owner, representing approximately 1.23% of the outstanding shares of Common Stock and Holdco owned 393,111 shares of Common Stock both beneficially and as direct owner, representing approximately 0.95% of the outstanding shares of Common Stock. As of December 15, 2008, the 1,874,649 shares of Common Stock beneficially owned in the aggregate by the Fund, which shares of Common Stock may be deemed to be beneficially owned by the Advisor and Mr. Breeden, represent approximately 4.53% of the Company’s outstanding shares of Common Stock. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 41,353,243 shares outstanding, which is the total number of shares outstanding as of September 30, 2008 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, the General Partner, as general partner of the Delaware Fund, the California Fund and the California II Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Delaware Fund, the California Fund and the California II Fund. The Advisor, as the investment manager for the Fund, and Mr. Breeden, as Managing Member of the Advisor and the General Partner, and as the Key Principal of the Offshore Investors Fund, may be deemed to own beneficially all shares of the Common Stock that are owned beneficially and directly by the Fund. Each of the General Partner, the Advisor and Mr. Breeden disclaims beneficial ownership of such shares for all other purposes. BPC may be deemed to own beneficially all shares of the Common Stock that are owned beneficially and directly by Holdco. The Delaware Fund, the California Fund, the California II Fund and Holdco and BPC each disclaims beneficial ownership of the shares of Common Stock held directly by the others.

(c) Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) As of December 15, 2008, none of the Reporting Persons beneficially owns more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2008

BREEDEN PARTNERS L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) II L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:	/s/ Richard C. Breeden
Richard C. Breeden
Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:	/s/ Richard C. Breeden
Richard C. Breeden
Key Principal

/s/ Richard C. Breeden
Richard C. Breeden

Schedule I

TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

Transaction Date	Shares Sold for the Account of the Delaware Fund	Shares Sold for the Account of the California Fund	Shares Sold for the Account of the California II Fund	Shares Sold for the Account of Holdco	Price per Share
12/10/2008	25,703	87,541	58,953	45,692	$26.25
12/11/2008	11,832	40,298	27,137	21,033	$25.70
12/12/2008	30,317	103,256	69,535	53,892	$25.62
12/15/2008	25,126	85,578	57,630	44,666	$25.32